

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

May 21, 2007

Via Facsimile 360-666-6483 and U.S. Mail

Stephen Nieman
15204 NE 181st Loop
Brush Prairie, Washington 98606

Re: Alaska Air Group, Inc.
PRRN14A filed on May 16, 2007 by Richard D. Foley, Stephen Nieman,
Terry K. Dalton and Carl L. Olson
SEC File No. 1-08957

Dear Mr. Nieman:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the revised preliminary proxy statement listed above. As noted in our prior comment letter dated May 9, 2007, we address in this letter the substantive disclosure issues presented by your filing. We are continuing to consider the implications of the responses in your letter dated May 16, 2007, particularly as they relate to the methods of dissemination and solicitation to be used by you in connection with this proxy contest. We may have additional comments on those matters.

All defined terms used in this letter have the same meaning as in your revised proxy statement, unless otherwise indicated. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

PRRN14A filed on May 16, 2007

1.   Refer to your response to comment 4 in our first comment letter dated May 9, 2007. We disagree with your apparent view that by announcing a "commencement date" and an end date for your solicitation, you control the dates during which the federal proxy rules apply. Please be advised that the proxy rules apply to solicitations as broadly defined in Rule 14a-1(l), which are not otherwise exempt pursuant to our rules.

2.   You are required to provide all of the disclosure required by Schedule 14A applicable to this contest, including information about AAG. However, you may refer shareholders to disclosure in AAG's proxy statement to satisfy your

disclosure obligation under Schedule 14A. See Rule 14a-5(c) of Regulation 14A. Please provide the required cite to disclosure omitted from your proxy statement in reliance on this Rule.

3.   On the first page, state the approximate date on which the proxy statement and proxy card are first being provided to shareholders. See Item 1(b) of Schedule 14A.

4.   Include a "Background" or similar section discussing your prior contacts with AAG, including prior proxy contests and other contacts.

5.   As to each proposal for which you are seeking proxy authority, clarify that even if the proposals are adopted, they are merely advisory in nature and require further action by the board of directors and/or shareholder approval to implement the changes for which you are agitating. Your current disclosure (at the bottom of page 4) appears to state that only one of the proposals involves an "advisory" vote; however, the text of the proposals themselves seems to indicate that all of them are.

6.   AAG's definitive proxy statement indicates that there are three directors up for election at the June 2007 meeting. However, you have nominated four persons for election to the board. Discuss the impact for shareholders and AAG. Your revised disclosure should explain how you will allocate votes received and how you will handle the "extra" nominee.

7.   Disclose that there is no assurance that the company's nominees or existing board members would agree to serve with your nominees, if they are elected.

8.   Describe your nominees' "agenda" if they are elected to the AAG board (i.e., what are their plans for the company, and what will they try to accomplish as board members?)

9.   See the last three comments above. The table of contents at the beginning of your revised preliminary proxy statement lists a "Proposal No. 1 Vote on Directors." However, we don't see a corresponding section in the body of the proxy statement. Please revise or advise.

10.   At the bottom of page 12, revise the statement that a shareholder may vote "against" a particular nominee. The proxy card allows a shareholder to vote for a nominee or to withhold authority to vote for a nominee, but does not provide the ability to vote against anyone.

11.   State the percentage of the vote needed for each proposal to "pass."

12. Revise the proxy statement to describe your interest, direct and indirect, in each matter upon which you seek a vote. For example, if your proposal regarding the ability of shareholders to recover expenses incurred in connection with an election contest passes, it may benefit you specifically in this or future election contests.

13. We note your references in the proxy statement to materials published by other third parties, including direct quotes from some of those materials. See for example, the references to *Power and Accountability* by Nell Minow and Robert Monks on page 17 of the revised proxy statement. Refer to Rule 14a-12(c)(2). Please revise the proxy statement to include the disclosure required by the Rule.

14. On page 19, you state that "[t]o abstain from voting, do not fill out this card." We believe this statement is confusing, because as you know, a shareholder may abstain from specific matters to be voted upon at the meeting, by checking the box marked "abstain" on the proxy card. We believe you intended to advise shareholders that they may decline to vote at all by not filling out the card. Please revise to clarify.

<u>Closing Comments</u>

Please revise your proxy statement in response to these comments and respond to the requests for additional information in your response letter. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review, as does a redlined or otherwise "marked" copy of the revised proxy materials showing the changes you have made in response to comments or otherwise.

Please understand that we may have additional comments after reviewing your responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions